

Mail Stop 4561

December 20, 2017

Kirk L. Somers
Chief Legal & Privacy Officer
Cardlytics, Inc.
675 Ponce de Leon Avenue NE
Suite 6000
Atlanta, GA 30308

> **Re:** **Cardlytics, Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form S-1**
> **Submitted December 7, 2017**
> **CIK No. 0001666071**

Dear Mr. Somers:

We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. You state that customers of your FI partners are "at least nine times more likely to engage with [y]our marketers' advertisements as compared to worldwide display digital advertisement click rates." Please tell us how you measure customer engagement for purposes of this comparison. To the extent your reference to engagement here includes customers who were presented with an incentive and subsequently made a purchase from the marketer regardless of whether they redeemed the incentive, explain further your comparison to click rates, for which engagement is typically defined differently.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Nicole C. Brookshire and Richard C. Segal
        Cooley LLP